Exhibit (a)(3)

[SYNTHETECH, INC. LETTERHEAD]

June 15, 2001

Dear Synthetech Stock Optionees:

It is with great pleasure that we present you with what we believe to be exciting news related to your stock options.

We are offering to exchange all outstanding options to purchase shares of our common stock granted under the Synthetech, Inc. 1990 Stock Option Plan and the Synthetech, Inc. 1995 Incentive Compensation Plan, as amended (together, the "eligible option plans") held by current employees for new options we will grant under an eligible option plan. The number of shares of common stock subject to a new option to be granted to each option holder will be equal to the number of shares subject to the options elected for exchange by such option holder and accepted for exchange. We will grant the new options on the date of the first meeting of the compensation committee of the board of directors that is at least six months and one day after the date we cancel the options accepted for exchange. This exchange is strictly voluntary. All shares subject to a single option must be retained or exchanged; we will not accept elections to exchange part of a single option.

This offer to exchange (the "offer") is being presented to provide you with a greater incentive to positively impact the upward price of our stock as you perform your job and to participate in the increasing value of Synthetech, Inc.

The new option we will grant you in exchange for the cancellation of your current options will have substantially the same terms as your current options, except as follows:

    Exercise Price. The per share exercise price of the new option will be equal to the fair market value of our common stock on the date we grant the new option. THE PRICE MAY BE HIGHER, LOWER OR THE SAME AS THE EXERCISE PRICE OF THE OPTIONS YOU ELECT TO EXCHANGE.
    Vesting. In general, the replacement option will vest as to 50% of the option shares on the grant date and 25% on each of the first and second anniversaries of the grant date; however, if your cancelled option would have been less than 50% vested on the grant date for the replacement option, then the replacement option will vest on the same schedule as the cancelled option based on the original vesting commencement date.
    Exercisability. No replacement option will be exercisable until the date six months and one day after the grant date.

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    Term. The term of the new option, which is the same as the term of the options elected for exchange, is 10 years from the date of grant. Note, however, that since the new option will be granted at a later date than the options elected for exchange, the new option will expire on a later date than the options elected for exchange.

The offer is explained in detail in the enclosed offer to exchange and election form. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to elect to exchange your options also are explained in detail in the enclosed materials.

Although our board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether or not you should elect to exchange your options. You must make your own decision whether to elect to exchange your options.

The offer will expire at 5:00 p.m., Pacific Daylight Time, on July 16, 2001, unless we extend the offer. Promptly following the expiration date of the offer and pursuant to the terms and subject to the conditions of the offer, we will accept for exchange and cancel all the options elected for exchange. Under the terms and subject to the conditions of the offer, we will grant the new options on the date of the first meeting of the compensation committee of the board of directors that is at least six months and one day following the date we cancel the options accepted for exchange. At that time, you will receive a new option agreement to be executed by you and Synthetech, Inc.

Please direct questions about the offer or requests for assistance or for additional copies of the offer to exchange and election form to Charlie Williams, at (541) 967-6575.

Sincerely,

M. "Sreeni" Sreenivasan
President and Chief Executive Officer

Enclosures